UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                                  DSL.NET, INC.
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                                (Name of Issuer)


                    Common Stock, par value $0.0005 per share
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                         (Title of Class of Securities)


                                   262506 10 8
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                                 (CUSIP Number)


                                Deutsche Bank AG
                             c/o DB Advisors, L.L.C.
                   280 Park Avenue, New York, New York, 10017
                                 (212) 469-7471
                              Attn: General Counsel

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 7, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 8 pages)

                                  SCHEDULE 13D




----------------------------                               ---------------------
CUSIP No.  262506  10  8                                   Page 2 of 8 Pages
----------------------------                               ---------------------

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  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Deutsche Bank AG
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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
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  3       SEC USE ONLY

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  4       SOURCE OF FUNDS

               WC (See Item 3)
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  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  [ ]
          TO ITEMS 2(d) or 2(e)
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  6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
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   NUMBER OF          7     SOLE VOTING POWER
    SHARES
  BENEFICIALLY                  0 (SEE ITEM 5)
    OWNED BY       -------------------------------------------------------------
     EACH             8     SHARED VOTING POWER
   REPORTING
    PERSON                      118,421,053 (SEE ITEM 5)
     WITH          -------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER

                                0 (SEE ITEM 5)
                   -------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                                118,421,053 (SEE ITEM 5)
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                118,421,053 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
           SHARES
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                33.6% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON

                BK
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


----------------------------                               ---------------------
CUSIP No.  262506  10  8                                   Page 3 of 8 Pages
----------------------------                               ---------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               DB Advisors, LLC
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

               AF
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  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  [ ]
          TO ITEMS 2(d) or 2(e)
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  6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
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   NUMBER OF          7     SOLE VOTING POWER
    SHARES
  BENEFICIALLY                  0 (SEE ITEM 5)
    OWNED BY       -------------------------------------------------------------
     EACH             8     SHARED VOTING POWER
   REPORTING
    PERSON                      118,421,053 (SEE ITEM 5)
     WITH          -------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER

                                0 (SEE ITEM 5)
                   -------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                                118,421,053 (SEE ITEM 5)
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                118,421,053 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
           SHARES
--------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                33.6% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON

                IA
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                                  (Page 3 of 8)

Item 1. Security and Issuer.

This Amendment No. 1 (this "Amendment") amends the Statement on Schedule 13D (the "Schedule 13D") initially filed with the Securities and Exchange Commission on December 9, 2003 by DB Advisors, L.L.C. and Deutsche Bank AG. The class of equity securities to which this Amendment relates is a certain number of shares of common stock, par value $0.0005 per share (the "Common Stock"), of DSL.net, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 545 Long Wharf Drive, 5th Floor, New Haven, Connecticut 06511. The following amendments to Items 3, 5, 6 and 7 are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding the following paragraph after the last paragraph in Item 3:

"On October 7, 2004, in consideration for agreeing to subordinate the priority of its security interest in certain of the Company's assets to that of Laurus Master Fund, Ltd. ("Laurus"), Deutsche Bank, acting through its London Branch and DB Advisors, acquired warrants to purchase 14,357,249 shares of Common Stock (the "Additional Warrants")."

Item 5. Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer.

The response set forth in Item 5(a) - (b) of the Schedule 13D is hereby amended by amending and restating the first paragraph of Item 5(a) - (b) as follows:

"(a) - (b) On August 12, 2003, Deutsche Bank, acting through its London Branch and DB Advisors, acquired the Initial Warrants. On December 9, 2003, Deutsche Bank, acting through its London Branch and DB Advisors, acquired the Subsequent Warrants. Based on the 233,617,317 shares of Common Stock outstanding as of July 22, 2004 and assuming that the Warrants are fully exercised, after such exercise Deutsche Bank would beneficially own approximately 33.6% of the outstanding Common Stock. DB Advisors acts as the discretionary investment manager for Deutsche Bank with respect to the Warrants and, as such, shares the power to exercise and dispose of such Warrants and the shares of Common Stock issuable upon the exercise of the Warrants, and, upon exercise of the Warrants, would share the power to vote or direct the vote of the shares of Common Stock issuable upon such exercise."

Item 6. Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by the following:

(a) the section entitled "Warrants" in Item 6 is amended and restated as follows:

"Warrants
---------

As of December 9, 2003, Deutsche Bank held the Warrants to purchase 118,421,053 shares of Common Stock. The Warrants will expire July 18, 2006, have an exercise price of $0.38 per share and provide for customary adjustments upon the occurrence of mergers and consolidations, stock splits, stock dividends and other pro rata events. The Warrants also contain a net exercise provision.

As of October 7, 2004, Deutsche Bank held the Additional Warrants to purchase 14,357,249 shares of Common Stock. The Additional Warrants are only exercisable upon the occurrence of specified events relating to a change of control of the Company and will expire on July 18, 2006. The Additional Warrants have a variable exercise price, and provide for customary adjustments upon the occurrence of reclassifications or mergers, stock splits, stock dividends and other pro rata events.

This description of the Warrants and the Additional Warrants is qualified in its entirety by reference to (a) the Initial Warrants, a copy of which has been filed as Exhibit 4 to this Statement and is incorporated herein by reference,
(b) the Subsequent Warrants, a copy of which has been filed as Exhibit 5 to this Statement and is incorporated herein by reference, and (c) the Additional Warrants, a copy of which has been filed as Exhibit 8 to this Statement and is incorporated herein by reference."

(b) the section entitled "Note" in Item 6 is amended and restated as follows:

"Note
 ----

Subject to the terms and conditions of the Purchase Agreement, the Company issued the $22,500,000 Note to Deutsche Bank on July 18, 2003. Principal on the
Note is payable in a single payment on July 18, 2006. The Note provides for an annual interest rate of 1.23% payable in cash quarterly in arrears commencing on October 18, 2003 unless the Company elects to defer payment of such interest and pay it together with the principal amount of the Note at maturity on July 18, 2006. Pursuant to the terms of the Security Agreement (discussed below), the Company's obligations under the Note were initally secured by a security interest in a majority of all of the personal property and assets of the Company and certain of its subsidiaries. On October 7, 2004, the Investors, including Deutsche Bank, agreed to subordinate the priority of their security interests in certain of the Company's assets, including the Company's accounts receivable and a deposit account, to that of Laurus.

This description of the Note is qualified in its entirety by reference to the form of Note, a copy of which has been filed as Exhibit 6 to this Statement and is incorporated herein by reference."

(c) the section entitled "Security Agreement" in Item 6 is amended and restated as follows:

"Security Agreement
 ------------------

On July 18, 2003, the Company entered into the Agency, Guaranty and Security Agreement (the "Agency Agreement") with the subsidiaries of the Company listed on a schedule thereto, the Investors and Deutsche Bank Trust Company Americas, as Administrative Agent for the Investors, pursuant to which the Company's obligations under the Notes are secured by a security interest in a majority of the personal property and assets of the Company and certain of its subsidiaries. On October 7, 2004, pursuant to a subordination agreement, the parties to the Agency Agreement agreed to subordinate the priority of their security interest in certain of the Company's assets, including the Company's accounts receivable and a deposit account of the Company, to that of Laurus and pursuant to a waiver to the Agency Agreement waived a requirement of the Agency Agreement that all deposit accounts be held or pledged on behalf of the Investors.

This description of the Security Agreement is qualified in its entirety by reference to the Security Agreement, a copy of which has been filed as Exhibit 7 to this Statement and is incorporated herein by reference."

Item 7. Material to be filed as Exhibits.

The response set forth in Item 7 of the Schedule 13D is hereby amended by adding the following after Exhibit 7:

"Exhibit 8: Warrant granted to Deutsche Bank AG London on October 7, 2004 to purchase 14,357,249 shares of common stock, par value $0.0005 per share, of DSL.net, Inc."

                                    SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:   October 7, 2004

                                        DEUTSCHE BANK AG

                                        By: /s/ Jeffrey A. Ruiz
                                            ----------------------------------
                                            Name:  Jeffrey A. Ruiz
                                            Title: Vice President


                                        DB ADVISORS, L.L.C.

                                        By: /s/ Jeffrey A. Ruiz
                                            ----------------------------------
                                            Name:  Jeffrey A. Ruiz
                                            Title: Vice President

                                  EXHIBIT INDEX

Exhibit 1:  Joint Filing Statement**

Exhibit 2: Note and Warrant Purchase Agreement dated as of July 18, 2003 by and among DSL.net, Inc., the investors listed on Schedule A thereto and the investors listed on Schedule B thereto.*

Exhibit 3: The Amended and Restated Stockholders Agreement dated as of July 18, 2003 by and among (i) DSL.net, Inc., (ii) the investors listed on Schedule A and Schedule B to the Note and Warrant Purchase Agreement dated as of July 18, 2003,
(iii) the holders of shares of Series X Convertible Preferred Stock, par value $0.001 per share of the Company, (iv) the holders of shares of Series Y Convertible Preferred Stock, par value $0.001 per share of the Company, (v) the holders of the warrants exercisable for shares of Common Stock of the Company issued in connection with the guaranty of the Company's obligations under that certain Revolving Credit and Term Loan Agreement dated as of December 13, 2002 by and between the Company and Fleet National Bank.*

Exhibit 4: Warrant granted to Deutsche Bank AG London on August 12, 2003 to purchase 12,950,000 shares of common stock, par value $0.0005 per share, of DSL.net, Inc.**

Exhibit 5: Warrant granted to Deutsche Bank AG London on December 9, 2003 to purchase 105,471,953 shares of common stock, par value $0.0005 per share, of DSL.net, Inc.**

Exhibit 6: Senior secured promissory note, dated as of July 18, 2003, by and among the Company and the holder of the Note.**

Exhibit 7: The Agency, Guaranty and Security Agreement, dated as of July 18, 2003, by and among DSL.net, Inc., the subsidiaries of the Company listed on
Schedule 1 thereto, the investors listed on Schedule 2 thereto, and Deutsche Bank Trust Company Americas, as administrative agent for the investors.*

Exhibit 8: Warrant granted to Deutsche Bank AG London on October 7, 2004 to purchase 14,357,249 shares of common stock, par value $0.0005 per share, of DSL.net, Inc.


--------
* Previously filed as an exhibit to Form 8-K filed by the Company on August 4, 2003.

** Previously filed as an exhibit to the Schedule 13D on December 9, 2003.